WISeKey to Relocate Its Geneva Headquarters to Pont-Rouge in August 2026

Launch of the Geneva Quantum Center of Excellence

Geneva, Switzerland, February 23, 2026 -- WISeKey International Holding Ltd (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, blockchain, and IoT company today announced the relocation of its Geneva headquarters to Pont-Rouge in August 2026, reflecting the group’s rapid expansion and its ambition to lead the next era of trusted digital and quantum technologies.

Located in Lancy, Pont-Rouge is one of Switzerland’s most advanced and sustainable business districts, completed in 2023 and conceived as a next-generation urban and innovation hub. Centered around the Lancy-Pont-Rouge station, just six minutes from Geneva’s main station, it offers exceptional connectivity, low-carbon infrastructure, and a vibrant ecosystem of international companies, research actors, and innovation spaces.

Spanning more than 100,000 m², Pont-Rouge combines premium office facilities, co-working environments, restaurants, housing, and iconic buildings such as the 15-storey Alto tower. The district already hosts leading firms including EY and KPMG, alongside innovation-driven workspaces such as Westhive.

The Geneva Quantum Center of Excellence

The new headquarters will host the Geneva Quantum Center of Excellence, a flagship initiative designed to position Geneva as a global reference for applied, secure, and industrially deployable quantum technologies.

The Center will act as a deep-tech convergence platform, integrating quantum computing, post-quantum cybersecurity, secure semiconductors, space technologies, robotics, and AI into a unified, demonstrable ecosystem.

Core Components

SEALSQ Quantum Computer Hub

The Quantum Computer Hub, operated by WISeKey’s subsidiary, SEALSQ Corp (NASDAQ: LAES) ("SEALSQ"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, will focus on practical quantum architectures, emphasizing:

•	Quantum-secure hardware roots of trust.
•	Co-design of qubits, control electronics, firmware, and cryptographic stacks.
•	Hybrid quantum / classical computing models optimized for real-world industrial use.
•	Secure interfaces between quantum processors and embedded systems.

Rather than pursuing purely academic experimentation, the hub is designed to industrialize quantum, enabling secure integration into critical infrastructures, defense, space, healthcare, mobility, energy, and financial systems.

Full Demonstration of Group Technologies

The Center will feature a live, end-to-end demonstration environment showcasing how the group’s technologies interoperate across domains:

•	Post-quantum secure semiconductors and secure elements.
•	Digital identity and PKI infrastructures.
•	Secure IoT and edge devices.
•	WISeRobot autonomous and secure robotic systems.
•	WISeSat space-based cybersecurity, satellite identity, and secure communications.
•	Blockchain-anchored trust services and decentralized authentication.

This environment will allow governments, industrial partners, investors, and academic institutions to experience a complete secure digital and quantum value chain in operation.

The SEALSQ Quantum Fund: Building a Root-to-Quantum Vertical Stack

At the heart of the Geneva Quantum Center of Excellence lies the SEALSQ Quantum Investment Fund, SEALQUANTUM.com, an investment platform of over USD 100 million dedicated to building a root-to-quantum vertical stack, whilst accelerating the deployment of sovereign, scalable and secure quantum technologies in the United States and in Europe.

The fund’s strategy covers the entire quantum value chain:

•	Quantum materials and device physics.
•	Qubit technologies and control layers.
•	Secure semiconductor design and manufacturing.
•	Post-quantum cryptographic algorithms and hardware acceleration.
•	Embedded systems, firmware, and secure operating environments.
•	System-level integration into IoT, satellites, robotics, and critical infrastructures.

The objective is to eliminate fragmentation between research, hardware, and deployment, creating sovereign, trusted, and certifiable quantum solutions that can be adopted at scale.

A Strategic Commitment to Geneva, Europe, and Technological Sovereignty

The relocation to Pont-Rouge and the creation of the Geneva Quantum Center of Excellence underline SEALSQ and WISeKey’s long-term commitment to:

•	European technological sovereignty in cybersecurity, semiconductors, and quantum computing
•	Post-quantum readiness for governments and critical industries
•	Sustainable and responsible innovation, aligned with Geneva’s international role
•	Human-centric technology, where security, trust, and ethics are foundational by design

By anchoring their future headquarters at Pont-Rouge, SEALSQ and WISeKey are not merely changing location, they are establishing a global reference platform for trusted digital and quantum infrastructures, designed in Europe and deployed worldwide.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Disclaimer
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com